February 16, 2005

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20001

Re:	Dolby Laboratories, Inc.
Registration Statement on Form S-1
(File No. 333-120614)

Ladies and Gentlemen:

We provide this letter to the Staff of the Securities and Exchange Commission on behalf of our client, Dolby Laboratories, Inc. (the “Company”), in connection with the above referenced Registration Statement on Form S-1. On this date, the Company has filed Amendment No. 5 to the Registration Statement, which increases the anticipated price range of the initial public offering described therein from the original range of $13.50 to $15.50 to a new range of $16.00 to $18.00.

In connection with the increase in the price range, we advise the Staff that the Company has considered whether this increase is a change that would necessitate recirculation of preliminary prospectuses for this offering. After review of the relevant facts, the Company has concluded that the increase in the price range does not constitute a fundamental change and therefore that recirculation is not necessary. That conclusion is based upon the following:

•	The increase in the price range is not a substantial increase — the top of the new range is less than 20% higher than the top of the original range. Thus, were the company to have remained with the original range and ultimately priced the transaction at the price which is the top of the new range, it would still have been able to avail itself of the safe harbor contained in Rule 430A under the Securities Act of 1933.

•

If the Company were to price the offering at the mid-point of the new range, the total proceeds to the Company would be $163 million, as compared to $138 million at the mid-point of the original range (a change of 18%). The Company does not believe that this results in a significant change in the Company’s cash position ($257 million vs. $232 million post-offering, a change of 11%), working capital ($240 million vs. $215 million post-offering, a change of 12%), or total assets ($449 million vs. $424 million post-offering, a change of 6%). The result

Securities and Exchange Commission

February 16, 2005

of these changes is merely to further improve the Company’s liquidity and working capital position.

•	The foregoing increase in proceeds to the Company is also substantially less than the increase in proceeds that would have resulted from the exercise in full of the underwriters’ over-allotment option if the offering had been priced at the mid-point of the original range (a total of $194 million to the Company).

•	The underwriters have informed the Company that they are informing potential purchasers in the offering of the change in price range and will confirm the final price with all purchasers prior to confirming orders. In addition, all purchasers will receive a copy of the final prospectus with the actual price of the offering on its cover.

•	While the amount of capital raised in the offering as described in “Use of Proceeds” will necessarily increase, the uses enumerated therein will remain the same.

•	The change in the price range will result in substantially no changes in the disclosure provided to purchasers in the Prospectus Summary, Management’s Discussion and Analysis, and Business sections.

Based upon the foregoing, the Company has concluded that no recirculation is necessary.

Please call the undersigned, Tom DeFilipps or Mark Baudler of this office if you have any questions on this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    HERBERT P. FOCKLER

Herbert P. Fockler